As Filed with the Securities and Exchange Commission on September 27, 2004

File No. 2-15037
File No. 811-879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
Pre-Effective Amendment No. ___	|_|
Post-Effective Amendment No. 73	|X|

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 73	|X|

HALLMARK INVESTMENT SERIES TRUST
(Exact Name of Registrant as Specified in Charter)

1250 Broadway
New York, NY 10001-3701
(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 401-5500

Amy W. Bizar, Esq.
The Reserve Funds
1250 Broadway
New York, NY 10001-3701
(Name and address of agent for service of process)

It is proposed that this filing become effective (check appropriate box):

|_|	immediately upon filing pursuant to Paragraph (b);

|X|	on October 1, 2004 pursuant to Paragraph (b);

|_|	60 days after filing pursuant to Paragraph (a)(1);

|_|	on ____________ (date) pursuant to Paragraph (a)(1);

|_|	75 days after filing pursuant to Paragraph (a)(2); or

|_|	on ____________ (date) pursuant to paragraph (a) (2) of Rule 485.

If appropriate, check the following box:

|X|	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY COMMENT

The sole purpose of this Post-Effective Amendment No. 73 to the Registration Statement of Hallmark Investment Series Trust (the “Registration Statement”), is to designate a new effective date for Post-Effective Amendment No. 72 to the Registration Statement, filed with the Securities and Exchange Commission on July 30, 2004. This Post-Effective Amendment No. 73 to the Registration Statement incorporates by reference Parts A, B and C contained in Post-Effective Amendment No. 72 to the Registration Statement filed on July 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment to its Registration Statement meets all of the requirements for effectiveness pursuant to Rule 485 (b) under the Securities Act of 1933 and Registrant has duly caused this Post-Effective Amendment No. 73 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, and State of New York, on the 27th day of September, 2004.

HALLMARK INVESTMENT SERIES TRUST

By:	/s/ Bruce R. Bent II
Bruce R. Bent II, President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 73 to Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

Bruce R. Bent* Bruce R. Bent		Chairman/CEO and Trustee	September 27, 2004

Edwin Ehlert Jr.* Edwin Ehlert Jr.		Trustee	September 27, 2004

Patrick J. Foye* Patrick J. Foye		Trustee	September 27, 2004

Donald J. Harrington* Donald J. Harrington		Trustee	September 27, 2004

William J. Montgoris* William J. Montgoris		Trustee	September 27, 2004

William E. Viklund* William E. Viklund		Trustee	September 27, 2004

*By:	/s/Bruce R. Bent II (Bruce R. Bent II, Attorney-in-Fact)		September 27, 2004